Filed by Frequency Therapeutics, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form S-4 File No.: 333-273490

Subject Company: Frequency Therapeutics, Inc.

Filer’s SEC File No.: 001-39062

Date: October 25, 2023

Korro Bio Announces Appointment of Tim Pearson to Board of Directors Upon Closing of

the Proposed Merger and Promotion of Todd Chappell to Chief Operating Officer

•	Tim Pearson, CEO of Carrick Therapeutics and ex-CFO of TESARO, will join as Director contingent on the close of the proposed merger with Frequency

•	Todd Chappell is elevated to role of Chief Operating Officer, bringing over 20 years of product development and product strategy experience

•	Proposed merger expected to close in the fourth quarter of 2023

CAMBRIDGE, Mass., October 25, 2023 – Korro Bio, Inc., a biopharmaceutical company with a mission to discover, develop and commercialize a new class of genetic medicines based on editing RNA, enabling treatment of both rare and highly prevalent diseases, announced on July 14, 2023, the proposed business combination with Frequency Therapeutics, Inc. (Frequency Therapeutics), a publicly listed company, and its concurrent financing of approximately $117 million before expenses with leading healthcare specialist investors, which is expected to close immediately prior to completion of the merger. Frequency Therapeutics’ Annual Meeting of Stockholders, at which Frequency’s stockholders will vote on matters related to the business combination, is scheduled for November 3, 2023. Korro Bio expects to close both the financing and merger promptly after the required approvals are obtained from Frequency’s stockholders.

In anticipation of the closing of the previously announced merger and as previously disclosed in Frequency’s prospectus related to the merger filed with the Securities and Exchange Commission (SEC) on September 29, 2023, Korro Bio announced the appointment of Tim Pearson as an independent Board member of the combined company and the Chair of its Audit Committee. This appointment will be effective upon completion of the merger. Mr. Pearson has over 30 years of healthcare experience and has served as Chief Executive Officer of Carrick Therapeutics since July 2019. Prior to joining Carrick, he served as an Executive Vice President and the Chief Financial Officer of TESARO, Inc., as an Executive Vice President, Chief Financial Officer and Treasurer of Catalyst Health Solutions, Inc., and held various finance roles at MedImmune, Inc. Mr. Pearson is currently Chairman of the Board at GlycoMimetics, Inc. and previously was a member of the Board of Directors at Ra Pharmaceuticals, Inc.

“We are pleased that Tim Pearson will join the future Board of the combined company and as the Chair of the Audit Committee,” said Ram Aiyar, PhD, Chief Executive Officer of Korro Bio. “Tim is a financial expert and an industry veteran who has helped companies like TESARO grow from early stages through the commercialization of products. The combination of his operating and board experience will set us up well as a newly formed public company.”

“I am thrilled to join the combined company’s Board alongside other acclaimed members within the life sciences community,” said Mr. Pearson. “Korro’s unique RNA editing approach has the potential to change the course of disease for patients by modulating biology in an unprecedented manner. I look forward to sharing my experience to help the company through this transformation and to achieve its goals.”

In addition, and as previously disclosed in the prospectus related to the merger, Korro Bio announced the elevation of Todd Chappell, MBA, to the position of Chief Operating Officer. Mr. Chappell most recently served as Korro Bio’s Senior Vice President, Strategy and Portfolio Planning. Prior to that, Mr. Chappell served as Chief Executive Officer of Rasio Therapeutics, Inc. and Perceptive Navigation, LLC. Mr. Chappell previously managed a portfolio of start-up pharmaceutical and medical device companies as an entrepreneur-in-residence at BioHealth Innovation, Inc. Prior to that, he served as Vice President of Operations at Shape Pharmaceuticals, Inc., a HealthCare Ventures, LLC portfolio company, where he oversaw all day-to-day operations for the development of a novel HDAC inhibitor for cutaneous t-cell lymphoma. Todd has multiple Investigational New Drug (IND) applications under his belt and started his career at CombinatoRx, Inc., working on new product planning.

“I am excited to announce Todd’s promotion to Chief Operating Officer. Since joining Korro Bio in 2021, Todd has been instrumental in helping us advance our goal of developing a portfolio of unique and differentiated RNA editing product candidates,” said Dr. Aiyar.

“The ability to modulate the effects of human proteins by editing RNA provides us the ability to target disease in a unique way, starting with our lead program in Alpha-1 Antitrypsin Deficiency (AATD),” said Mr. Chappell. “I am honored to support Korro in my new role and look forward to helping our team bring multiple programs into the clinic and beyond.”

Dr. Aiyar continued, “The appointment of Tim to our future Board, in conjunction with Todd’s promotion, comes at a critical inflection point in our growth as we anticipate the nomination of our first development candidate in AATD later this year. Their combined insights and capabilities will be invaluable as we transition to being a public company.”

About Korro Bio

Korro Bio is a biopharmaceutical company with a mission to discover, develop and commercialize a new class of genetic medicines based on editing RNA, enabling treatment of both rare and highly prevalent diseases. Korro Bio is generating a portfolio of differentiated programs that are designed to harness the body’s natural RNA editing process to effect a precise yet transient single base edit. By editing RNA instead of DNA, Korro Bio is expanding the reach of genetic medicines by delivering additional precision and tunability, which has the potential for increased specificity and improved long-term tolerability. Using an oligonucleotide-based approach, Korro Bio expects to bring its medicines to patients by leveraging its proprietary platform with precedented delivery modalities, manufacturing know-how, and established regulatory pathways of approved oligonucleotide drugs. Korro Bio is based in Cambridge, Mass. For more information, visit korrobio.com.

Cautionary Note on Forward-Looking Statements

Certain statements contained in this press release may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including express or implied statements regarding the concurrent financing, the proposed transaction involving Frequency Therapeutics, including the conditions to, and timing of, closing of the proposed merger, and the parties’ ability to consummate the concurrent financing and the proposed merger, as well as the listing of the combined company on Nasdaq. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed merger are not satisfied, including the failure to timely or at all obtain stockholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances; (ii) uncertainties as to the timing of the consummation of the proposed merger and the ability of each of Frequency Therapeutics and Korro Bio to consummate the proposed merger; (iii) the ability of Frequency Therapeutics and Korro Bio to integrate their businesses successfully and to achieve anticipated synergies; (iv) the possibility that other anticipated benefits of the proposed merger will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the combined company’s operations, and the anticipated tax treatment of the combination; (v) potential litigation relating to the proposed transaction that could be instituted against Frequency Therapeutics, Korro Bio or their respective directors; (vi) possible disruptions from the proposed transaction that could harm Frequency Therapeutics’ and/or Korro Bio’s respective businesses; (vii) the ability of Frequency Therapeutics and Korro Bio to retain, attract and hire key personnel; (viii) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Frequency Therapeutics’ or Korro Bio’s financial performance; (x) certain restrictions during the pendency of the proposed transaction that may impact Frequency Therapeutics’ or Korro Bio’s ability to pursue certain business opportunities or strategic transactions; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, such as the recent Hamas-Israeli conflict, as well as management’s response to any of the aforementioned factors; and (xiv) such other factors as are set forth in the joint proxy statement/prospectus filed with the SEC pursuant to Rule 424(b)(3) on September 29, 2023 as may be supplemented or amended by other SEC filings. There can be no assurance that the conditions to the proposed merger will be satisfied. Except as required by applicable law, Korro Bio undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information

In connection with the proposed merger, Frequency Therapeutics filed with the SEC a registration statement on Form S-4 (File No. 333-273490), which became effective on September 29, 2023, and which includes a proxy statement of Frequency Therapeutics and that constitutes a prospectus with respect to shares of Frequency Therapeutics’ common stock to be issued in the proposed merger (Proxy Statement/Prospectus). Frequency Therapeutics may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Proxy Statement/Prospectus or any other document that Frequency Therapeutics may file with the SEC. INVESTORS, KORRO BIO STOCKHOLDERS AND FREQUENCY THERAPEUTICS STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED BY FREQUENCY THERAPEUTICS WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, Korro Bio stockholders and Frequency Therapeutics stockholders are able to obtain free copies of the Proxy Statement/Prospectus and other documents containing important information about Frequency Therapeutics, Korro Bio and the proposed transaction that are or will be filed with the SEC by Frequency Therapeutics through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Frequency Therapeutics are also available free of charge on Frequency Therapeutics’ website at https://frequencytx.gcs-web.com/sec-filings or by contacting Frequency Therapeutics’ investor relations department by email at investorrelations@frequencytx.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Frequency Therapeutics and certain of its directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of Frequency Therapeutics’ stockholders in connection with the proposed merger. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Frequency Therapeutics’ stockholders in connection with the proposed transaction is set forth in the Proxy Statement/Prospectus for the proposed transaction. Investors and security holders of Korro Bio and Frequency Therapeutics are urged to read the Proxy Statement/Prospectus and other relevant documents filed with the SEC by Frequency Therapeutics carefully and in their entirety because they contain important information about the proposed transaction. Frequency Therapeutics’ stockholders may obtain free copies of the Proxy Statement/Prospectus and other documents containing important information about Frequency Therapeutics, Korro Bio and the proposed transaction that are or will be filed with the SEC by Frequency through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Frequency Therapeutics are also available free of charge on Frequency Therapeutics’ website at https://frequencytx.gcs-web.com/sec-filings or by contacting Frequency Therapeutics’ investor relations department by email at investorrelations@frequencytx.com or by directing a written request to Frequency Therapeutics, Inc., 75 Hayden Avenue, Suite 300 Lexington, MA 02421.

Korro Bio Contact Information

Investors

IR@korrobio.com

Media

Glenn Silver

FINN Partners

Glenn.silver@finnpartners.com